Four Oaks Fincorp, Inc. Letterhead

November 9, 2006

Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

Dear Mr. Pande:

The 10KA for 12/31/05 was filed on 9/26/06 and the 10QA for 3/31/06 was filed on 10/31/06.

If you have any additional questions, please contact myself or our Chief Financial Officer, Nancy S. Wise at 919-963-1130.

Sincerely,

/s/ Wanda J. Blow
Wanda J. Blow
Corporate Secretary